The Tocqueville Trust
                               (the "Registrant")
                            Registration No. 811-4840
                                   Form N-SAR
                      Annual Period Ended October 31, 2002



Sub-Item 77M:  Mergers.

     The   Tocqueville   Fund  acquired  the  assets  and   liabilities  of  the
Lepercq-Istel Fund, the single series of the Lepercq-Istel Trust.

     With regard to the circumstances and the details of the Reorganization, the Registrant hereby incorporates by reference the definitive Proxy Statement dated June 4, 2002 as filed electronically with the Securities and Exchange Commission (the "SEC") on June 6, 2002 (the "Proxy Statement").

     The following information is provided in response to questions not addressed in the Proxy Statement:

(a)  The Reorganization of the Lepercq-Istel Fund closed on July 8, 2002.

(b) On July 8, 2002, the shareholders of the Lepercq-Istel Fund approved the Reorganization, including an Agreement and Plan of Reorganization, dated June 4, 2002, filed electronically with the SEC as part of the Proxy Statement on June 6, 2002.

(c) It is the Registrant's understanding that the Lepercq-Istel Trust intends to file with the SEC an Application pursuant to Section 8(f) of the Investment Company Act of 1940 and Rule 8f-1 thereunder, for an Order declaring that it has ceased to be an investment company. Upon receipt of the Order, it is expected that the Lepercq-Istel Trust will terminate its existence under state law.